Exhibit 12.1

SENIOR HOUSING PROPERTIES TRUST

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Three Months Ended March 31,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Earnings:
Net income	$13,865	$13,269	$56,742	$45,874	$50,184	$17,018	$58,437
Fixed charges	11,223	10,370	41,836	37,899	30,210	7,334	15,366
Adjusted earnings	$25,088	$23,639	$98,578	$83,773	$80,394	$24,352	$73,803

Fixed charges:
Interest expense	$11,223	$10,370	$41,836	$37,899	$30,210	$7,334	$15,366
Ratio of earnings to fixed charges	2.2x	2.3x	2.4x	2.2x	2.7x	3.3x	4.8x